Columbia Acorn Trust

Wanger Advisors Trust

71 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

February 9, 2023

Via EDGAR

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Acorn Trust—Registration Statement on Form N-14 File No. 333-269553

Wanger Advisors Trust—Registration Statement on Form N-14   File No. 333-269554

Dear Ms. Rowland:

This letter responds (the “Response Letter”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone and email on February 7-8, 2023, regarding (1) the registration statement on Form N-14 relating to the issuance of shares in connection with the reorganization of certain series of Columbia Acorn Trust (“CAT”) and (2) the registration statement on Form N-14 relating to the issuance of shares in connection with the reorganization of certain series of Wanger Advisors Trust (“WAT”). Comments and responses are outlined below.

The CAT registration statement and the WAT registration statement are each referred to herein as a “Registration Statement” and are together referred to herein as the “Registration Statements.” CAT and WAT are together referred to herein as the “Registrants.”

CAT REGISTRATION STATEMENT COMMENTS

Comment 1:	All Staff comments made regarding the CAT Registration Statement apply to the WAT Registration Statement unless otherwise indicated.

Response:	The requested disclosure changes pertaining to the CAT Registration Statement will be made in both Registration Statements unless otherwise indicated.

Comment 2:	In the Q&A regarding any changes to fees and expenses as a result of the Reorganization, and in references throughout the Registration Statement, state for each share class of the Target Fund whether the fees and expenses borne by Target Fund shareholders as shareholders of the Acquiring Fund will be the same as or lower than the expenses they currently bear.

Response:	The requested change has been made.

Comment 3:	In the Q&A regarding why the Investment Managers proposed the Reorganization, and in references throughout the Registration Statement, add as the penultimate sentence a reference to Columbia Wanger’s agreement to limit the Acquiring Fund’s operating expenses through April 30, 2025, that includes an explanation that the Acquiring Fund’s operating expenses could increase after the expiration date.

Response:	The requested change has been made.

Comment 4:	In the Q&A regarding potential costs associated with portfolio repositioning, confirm what the clause “if any” modifies in the following sentence: “The actual transaction costs will vary based on the degree of portfolio overlap between the Target Fund and the Acquiring Fund at the time of the Reorganization and on market conditions at the time of sale, if any.”

Response:	The “if any” clause modifies “the sale.”

Comment 5:	In the Q&A regarding the U.S. federal income tax consequences of the Reorganization, the third and fourth sentences of the paragraph are unclear and duplicative of the last two sentences in the paragraph.

Response:	In the Q&A and throughout the Registration Statement, the third and fourth sentences have been removed and replaced with disclosure making clear that that because of the 98% overlap in portfolio holdings of the Target Fund and the Acquiring Fund, portfolio and transaction costs are expected to be minimal, if any.

Comment 6:	In Section A, under the heading “SUMMARY—How the Reorganization Will Work,” the fifth bullet point is duplicative and should be removed.

Response:	The requested change has been made.

Comment 7:	In Section A, under the heading “SUMMARY—Synopsis of Reorganization: Comparison of Columbia Acorn USA and Columbia Acorn Fund—Comparison of Fees and Expenses,” unbold the second sentence and bold the third sentence.

Response:	The requested change has been made.

Comment 8:	In Section A, under the heading “SUMMARY—Synopsis of Reorganization: Comparison of Columbia Acorn USA and Columbia Acorn Fund—Comparison of Fees and Expenses,” in the Expense Examples, confirm, and as appropriate make revisions to reflect, that (i) the effect of the Target Fund’s current contractual fee waiver/expense reimbursement arrangement is reflected, consistent with the fee and expense table, and (ii) the amounts shown in the Expense Example for the Target Fund are correct.

Response.	The narrative disclosure and amounts shown for the Target Fund in the Expense Example have been revised to reflect the Target Fund’s current contractual fee waiver/expense reimbursement arrangement. Previously, the Expense Example for the Target Fund did not reflect the effect of the Target Fund’s current contractual fee waiver/expense reimbursement arrangement because it will not be in effect for one year from the date of the Reorganization.

Comment 9:	In Section A, under the heading “SUMMARY—Synopsis of Reorganization: Comparison of Columbia Acorn USA and Columbia Acorn Fund—Comparison of Performance,” confirm that the first quarter of 2020 had the lowest returns during the 10-year period shown.

Response:	Confirmed.

Comment 10:	In Section B, under the heading “U.S. Federal Income Tax Status of the Reorganization,” in the sentence that begins “The opinion will be based,” remove the clause “but cannot be free from doubt.”

Response:	The requested change has been made.

Comment 11:	In Exhibit A to the Registration Statement, under the heading “Table A-2. Financial Highlights,” add hyperlinks to (i) the auditor’s report, the Fund’s financial statements and the Reorganization SAI referenced in the text that appears before the Audited Annual Financial Highlights table and (ii) the Fund’s financial statements and the Reorganization SAI referenced in the text that appears before the Unaudited Semiannual Financial Highlights table.

Response:	The requested changes have been made.

Comment 12:	In the letter requesting acceleration, specify that the requested date of effectiveness is February 10, 2023, or as soon thereafter as possible.

Response:	The requested change has been made.

Comment 13:	Add the standard red herring language to the front cover of the Information Statement/Prospectus but maintain the February 10, 2023, date throughout the Registration Statement. When the Registrant receives notice from the Staff that the Registration Statement has been made effective, the Registrant may remove the red herring language and deliver the Information Statement/Prospectus to shareholders.

Response:	The requested change has been made.

WAT REGISTRATION STATEMENT COMMENTS

Comment 14:	In the Q&A regarding Contract Owners’ ability to transfer their investments, state affirmatively that Contract Owners can transfer their investments before and after the Reorganization.

Response:	The requested change has been made.

Comment 15:	In the Q&A and throughout the Registration Statement, remove directions to (i) shareholders and Contract Owners to consult their own tax advisors about the potential tax consequences of the Reorganization to them and (ii) Contract Owners to consult the description of the tax consequences of investing in Contracts that is provided in the prospectus or other information provided by the Participating Insurance Company. This language is potentially confusing.

Response:	The requested change has been made.

Comment 16:	In the Q&A regarding the U.S. federal income tax consequences of the Reorganization, revise the following disclosure to reflect that there is minimal, if any, portfolio turnover expected in connection with the Reorganization: “A portion of the portfolio assets of the Target Fund may be sold by the Acquiring Fund following the Reorganization. Any such sales will cause the Acquiring Fund to incur transaction costs.”

Response:	The requested change has been made.

Comment 17:	In Section A, under the heading “SUMMARY—Synopsis of Reorganization: Comparison of Wanger Select and Wanger Acorn—Comparison of Fundamental Policies,” remove the second paragraph of the disclosure shown for Wanger Select regarding issuer diversification.

Response:	The requested change has been made.

Comment 18:	In Section C, under the heading “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND,” confirm that the SAI, as supplemented, is hyperlinked, and under the heading “INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,” confirm that auditor’s report, financial highlights, and financial statements for each of the Acquiring Fund and the Target Fund, as well as the semi-annual report to shareholders, are hyperlinked.

Response:	Confirmed.

Comment 19:	Confirm that revisions made to the language regarding trustee indemnification in Part C align with the Funds’ governing documents.

Response:	Confirmed.

* * *

If you have any questions, please contact counsel to the Registrant, Gwen Williamson (202.654.6399 or gwilliamson@perkinscoie.com) or Molly Moynihan (202.654.6254 or mmoynihan@perkinscoie.com).

Sincerely,

Ryan C. Larrenaga

Assistant Secretary

Columbia Acorn Trust

Wanger Advisors Trust

71 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

February 3, 2023

Via EDGAR

Ms. Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Acorn Trust—Registration Statement on Form N-14 File No. 333-268903

Wanger Advisors Trust—Registration Statement on Form N-14    File No. 333-268904

Dear Ms. Rowland:

This letter responds (the “Response Letter”) to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone and email on January 17—February 2, 2023, regarding (1) the registration statement on Form N-14 relating to the issuance of shares in connection with the reorganization of certain series of Columbia Acorn Trust (“CAT”) and (2) the registration statement on Form N-14 relating to the issuance of shares in connection with the reorganization of certain series of Wanger Advisors Trust (“WAT”). Comments and responses are outlined below.

The CAT registration statement and the WAT registration statement are each referred to herein as a “Registration Statement” and are together referred to herein as the “Registration Statements.” CAT and WAT are together referred to herein as the “Registrants.”

CAT REGISTRATION STATEMENT COMMENTS

Comment 1:	All Staff comments made regarding the CAT Registration Statement apply to the WAT Registration Statement unless otherwise indicated.

Response:	The requested disclosure changes pertaining to the CAT Registration Statement will be made in both Registration Statements unless otherwise indicated.

Comment 2:	Pursuant to Rule 488 under the Securities Act of 1933, a registration statement filed on Form N-14 by a registered open-end management investment company for the purpose of registering securities to be issued in a business combination transaction cannot become effective more than 50 days after it is filed with the Commission. The Registration Statements were filed with the Commission on December 20, 2022, with a proposed effective date two days beyond the February 8, 2023, close of the 50-day period. Before February 8, 2023, please withdraw the Registration Statements pursuant to Rule 477 under the Securities Act of 1933 through submission type RW. Then refile each of the Registration Statements with (i) an indication on the facing sheet that the Registration Statement is thereby amended on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment specifically stating that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine and (ii) a request for acceleration to the originally requested effective date of February 10, 2023. If the Staff agrees that the disclosure changes requested by the Staff have been made in the Registration Statements, the Staff is prepared to grant a request for acceleration to the originally requested effective date of February 10, 2023. Please provide the Staff with this Response Letter and marked copies of the Registration Statements no later than February 3, 2023.

Response:	Registrants consider that the stated proposed effective date of February 10, 2023, is a scrivener’s error and have respectfully requested that the Staff permit the filing to go effective on February 8, 2023, which date would be noted on a pre-effective amendment to each Registration Statement. However, the Registrants will refile the Registration Statements and seek acceleration for an effective date of February 10, 2023, as suggested.

Comment 3:	Remove the following language from the legal opinion included as an exhibit to the Registration Statement: “We are members of the Bar of the District of Columbia and our opinion, as it relates to the laws of the Commonwealth of Massachusetts, is based solely on our review of the laws, and, where applicable, published cases, rules or regulations relating thereto, of the Commonwealth of Massachusetts that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust.” In addition, ensure that the necessary consents are included in the legal opinion.

Response:	The requested changes have been made.

Comment 4:	When the tax opinion is submitted as an exhibit in a post-effective amendment to the Registration Statement, ensure that the necessary consents are included as exhibits.

Response:	The necessary consents have been included.

Comment 5:	Confirm whether the investment objective of the Target Fund and the Acquiring Fund are substantially similar or the same and conform all references throughout the Registration Statement. See for example the discussion on page 2 in the Q&A and in the letter from the CAT Co-Presidents.

Response:	For the CAT Registration Statement, the investment objective of the Target Fund and the Acquiring Fund are the same and the investment strategies and polices of the Target Fund and the Acquiring Fund are substantially similar. The disclosure in the CAT Registration Statement has been conformed accordingly. For the WAT Registration Statement, the investment objective and investment strategies of the Target Fund and the Acquiring Fund are the same and the investment policies are substantially similar. The disclosure in the WAT Registration Statement has been conformed accordingly.

Comment 6:	Confirm whether the fees and expenses borne by Target Fund shareholders as shareholders of the Acquiring Fund will be the same as or lower than the expenses they currently bear and conform all references throughout the Registration Statement. See for example the discussion on page 3 in the Q&A.

Response:	The fees and expenses borne by Target Fund shareholders as shareholders of the Acquiring Fund will be lower than the expenses they currently bear. The disclosure has been revised accordingly.

Comment 7:	On page 3 in the Q&A, in the discussion regarding fees and expenses following the Reorganization, where any fee waiver/reimbursement agreement is in effect, state that Fund expenses could increase after the expiration of the agreement, and state the expiration date.

Response:	The requested changes have been made.

Comment 8:	On page 2 in the Q&A, in the discussion of why the board of trustees (the Board”) approved the Reorganization, for factors (iii)—(v), indicate the Board’s understanding of each factor that it considered.

Response:	The requested changes have been made.

Comment 9:	On page 3 in the Q&A, in the discussion of costs associated with portfolio repositioning, provide the bracketed information in final form as of a date more recent than June 30, 2022, preferably as of the date of filing. In addition, delete the following sentence: “Actual transaction costs may vary significantly under volatile market conditions.”

Response:	The requested changes have been made.

Comment 10:	On the first page of the Information Statement/Prospectus, why are the current Prospectus and Statement of Additional Information (“SAI”) for the Acquiring Fund not incorporated by reference in response to Item 5 of Form N-14 and where and how are the current Prospectus and SAI for the Target Fund incorporated by reference in response to Item 6 of Form N-14? Also, why are the Acquiring Fund’s financial statements not provided here?

Response:	The Prospectus and SAI for each of the Acquiring Fund and the Target Fund are incorporated by reference on the first page of the Information Statement/Prospectus at the first two bullet points under the heading “Where to Get More Information—Columbia Acorn Trust (SEC file nos. 002-34223 and 811-01829),” which hyperlink to the most recent registration statement on Form N-1A for CAT, which at Part A includes the current Prospectuses for all series of CAT, including the Acquiring Fund and the Target Fund, and at Part B includes the current SAI for all series of CAT, including the Acquiring Fund and the Target Fund. The disclosure has been revised to clarify that these materials relate to both the Acquiring Fund and the Target Fund. Similarly, the Acquiring Fund’s most recent financial statements are incorporated by reference at the second two bullet points under the heading “Where to Get More Information—Columbia Acorn Trust (SEC file nos. 002-34223 and 811-01829),” which hyperlink to the most recent CAT shareholder reports, which include financial statements for all series of CAT, including the Acquiring Fund and the Target Fund. The disclosure has been revised to clarify that these materials relate to both the Acquiring Fund and the Target Fund.

Comment 11:	In the SAI, where and how are the Target Fund’s most recent financial statements incorporated by reference in response to Item 14 of Form N-14?

Response:	In the SAI, under the heading “Independent Registered Accounting Firm,” the second paragraph under that heading incorporates by reference and hyperlinks to the most recent CAT shareholder reports, which, as discussed in the Response to Comment 10 above, include financial statements for all series of CAT, including the Acquiring Fund and the Target Fund. The disclosure has been revised to clarify that these materials relate to both the Acquiring Fund and the Target Fund.

Comment 12:	On page 2 in the Q&A, in the discussion on the U.S. federal income tax consequences of the Reorganization, in first full bullet, revise the clause that begins with “except that gain or loss may be recognized” so that it is in Plain English.

Response:	The requested changes have been made.

Comment 13:	In the Table of Contents, before the section entitled “Comparison of Fees and Expenses,” and in the associated place within the body of the Registration Statement, add a brief description of the principal risks of investing in the Acquiring Fund, as required by Item 3 of Form N-14. This is to be a brief synopsis, set forth for example in bullet points.

Response:	The requested changes have been made.

Comment 14:	On page 4, in the second full bullet under “Comparison of the Target Fund and the Acquiring Fund,” add that the Acquiring Fund and the Target Fund have the same distribution rights.

Response:	The requested change has been made.

Comment 15:	Under “Comparison of Fees and Expenses,” bold the second sentence of the first paragraph and add a cross reference to where more information is available regarding the availability of sales charge discounts.

Response:	The requested changes have been made in the CAT Registration Statement. They are inapplicable to the WAT Registration Statement as sales charges do not apply to purchases or sales of the series of WAT.

Comment 16:	Under “Comparison of Fees and Expenses,” either update the information provided to at least September 30, 2022, or confirm that the information provided as of June 30, 2022, remains accurate.

Response:	The information has been updated as of December 31, 2022.

Comment 17:	Under “Comparison of Fees and Expenses,” in the Annual Fund Operating Expenses table, add line items to the current expenses shown for the Acquiring Fund and the Target Fund that reflect (1) the deduction of applicable fee waivers and/or expense reimbursements and (2) total annual Fund operating expenses after application of fee waivers and/or expense reimbursements, but only to the extent that total expenses exceed the applicable fee waivers and/or expense reimbursement agreement.

Response:	The requested changes have been made.

Comment 18:	On page 7, under “Portfolio Turnover,” explain why, if there are no or very low repositioning costs anticipated in connection with the reorganization “the Target Fund’s portfolio turnover rate for the fiscal year ended December 31, 2022, is expected to increase significantly as a result of the Domestic Repositioning.”

Response:	The disclosure has been revised to make clear that the Target Fund’s portfolio turnover rate is expected to be higher for 2022 than for 2021 as a result of the May 1, 2022, change to the market capitalization of the companies in which the Target Fund may invest. There is no material additional portfolio turnover impact expected following completion of the reorganization.

Comment 19:	On page 9, under “Comparison of Fundamental Investment Policies,” there is a typographical error in the Concentration Policy set forth for the Acquiring Fund: “anyone” should be corrected to “any one.”

Response:	The requested change has been made.

Comment 20:	On page 12, under “Comparison of Performance,” add the statement required by Item 4(b)(2)(i) of Form N-1A to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Response:	The requested change has been made.

Comment 21:	Under “Comparison of Performance,” for each of the Acquiring Fund and the Target Fund, update the performance information shown through the December 31, 2022, fiscal year end within (1) the lead-in sentence to each Bar Chart that provides the best and worst quarterly returns during the period, (2) the Bar Chart and (3) the Average Annual Total Returns table.

Response:	The requested changes have been made.

Comment 22:	On page 16, under “Terms of the Reorganization,” the second bullet point indicates that there could be “costs of the Reorganization payable by the Target Fund,” which contradicts disclosure elsewhere in the Registration Statement. Please explain.

Response:	The clause in question has been revised to reflect that the only costs associated with the Reorganization that the Target Fund may bear are brokerage and other portfolio transaction costs, which are expected to be minimal, if any.

Comment 23:	On page 16, under “Conditions to Closing the Reorganization,” state that receipt of a satisfactory opinion of tax counsel is a non-waivable condition under the Agreement and Plan of Reorganization.

Response:	The requested change has been made.

Comment 24:	On page 18, under “U.S. Federal Income Tax Status of the Reorganization,” revise the first two sentences of the third full paragraph to conform to other discussions in the Registration Statement regarding the portfolio overlap and percentage of assets that are expected to be sold in connection with the reorganization.

Response:	The requested changes have been made.

Comment 25:	On page 19, in the paragraph that begins “As of September 30, 2022,” provide the incomplete information.

Response:	The requested changes have been made.

Comment 26:	The Staff’s position is that information in the table under “Capitalization of the Target Fund and the Acquiring Fund” must be provided as of a date within 30 days of the filing of the definitive Registration Statement. In addition, add a column to the table that provides data on any share adjustments and is accompanied by footnotes that detail the adjustments.

Response:	The requested changes have been made.

Comment 27:	On page 22, under “Board Considerations,” in the fifth condition stating that the Board considered “alternatives to the Reorganization of the Target Fund, including liquidation, and the likelihood that the Target Fund would maintain sufficient size to ensure its continued economic viability absent the Reorganization, and the Acquiring Fund’s relative prospects for attracting additional assets after the Reorganization,” provide an indication of the Board’s understanding regarding the Funds’ prospects, for example that the Acquiring Fund’s prospects for attracting additional assets after Reorganization were higher than the Target Fund’s prospects.

Response:	The requested changes have been made.

Comment 28:	On page 22, under “Board Considerations,” in the seventh condition stating that the Board considered “the potential benefits of the Reorganization to the Investment Managers and their affiliates,” provide a description of such benefits.

Response:	The requested changes have been made.

Comment 29:	On page 24, in the “TAX CONSEQUENCES” paragraph, describe the effects of loss and loss carryforward positions and whether the Board considered such positions to be factors supporting or detracting from the proposed reorganization.

Response:	The requested changes have been made.

Comment 30:	Consistent with the Staff’s position stated in Comment 26 above, complete the information required under the heading “Table A-1. Ownership of Target Fund and Acquiring Fund Shares,” as of a date within 30 days of the filing of the definitive Registration Statement.

Response:	The requested changes have been made.

Comment 31:	In the first sentence under the heading “Table A-2. Financial Highlights,” correct the following typographical error: “the Acquiring most Fund’s financial performance.”

Response:	The requested change has been made.

Comment 32:	In the SAI, under “Additional Information About the Acquiring Fund,” why is the SAI for the Acquiring Fund not provided?

Response:	In the SAI, under “Additional Information About the Acquiring Fund,” the current SAI for CAT that relates to all series of CAT, including the Acquiring Fund, is incorporated by reference and hyperlinked. The disclosure has been revised to clarify that the CAT SAI is the SAI for the Acquiring Fund.

Comment 33:	On the signature page to the Registration Statement, indicate the date on which each individual signed the Registration Statement.

Response:	The requested changes have been made.

WAT REGISTRATION STATEMENT COMMENTS

Comment 34:	The Staff comments provided herein regarding the WAT Registration Statement are in addition to the comments provided above on the CAT Registration Statement, which apply equally to the WAT Registration Statement.

Response:	Understood. Both sets of Staff comments have been addressed in the WAT Registration Statement.

Comment 35:	Add disclosure to the Prospectus indicating that the following conditions of the Janus Aspen Series April 10, 2008, No-Action Letter are met:

•  the reorganization will not cause any fees or charges under the variable annuity contracts and variable life insurance policies issued by participating insurance companies for which the Funds serve as underlying investments (each a “Contract” and collectively, “Contracts”) to be greater after the reorganization than before it;

• the reorganization will not alter Contract owners’ rights under the Contracts or the participating insurance companies’ obligations under the Contracts;

•  at least 45 days prior to the effective date of the reorganization, each participating insurance company informed Contract owners with values invested in the Target Fund of the reorganization and the fact that they may, prior to the reorganization, tansfer values out of the subaccount invested in the Target Fund and into any other investment option under the Contract without any fees or charges (and without the transfer counting as a transfer for purposes of ally limit on the number of free transfers or any limit on the number of transfers under the Contracts); and

•  shortly after the effective date of the reorganization, each participating insurance company will notify all Contract owners whose values were transferred pursuant to the reorganization of the right to make transfers of those values out of the Acquiring Fund and into any other investment option under the Contract without fees or charges (and without the transfer counting as a transfer for purposes of any limit on the number of free transfers or any limit on the number of transfers under the Contracts) within 60 days after the effective date of the reorganization.

The first two bullets must be presented in the Prospectus, but the latter two bullets may be provided in the Prospectus or in the letter to shareholders within the Registration Statement.

Response:	The requested changes have been made.

Comment 36:	In the Q&A and the Prospectus, add disclosure clarifying that references to “shareholders” of the Target Fund and the Acquiring Fund include Contract owners. In addition, add disclosure making clear how the Target Fund and the Acquiring Fund are available for investment (i.e., generally only to separate accounts as underlying investments for Contracts).

Response:	The requested changes have been made.

Comment 37:	In the Q&A, on page 2, in the discussion of why the investment managers proposed the reorganization, revise the disclosure so that it is in shorter, Plain English sentences.

Response:	The requested changes have been made.

Comment 38:	In the Q&A, on page 2, in the discussion of whether there will be any changes to the options or services associated with shareholder accounts, delete the last sentence and add disclosure indicating that the reorganization will not (1) alter the rights of Contract owners or the obligations of participating insurance companies under the Contracts or (2) increase or change the fee structure of the Target Fund.

Response:	The requested changes have been made.

Comment 39:	On page 4, under “Comparison of Fees and Expenses,” replace the first sentence with the following: “The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of a Fund. The purpose of the tables below is to assist you in understanding the various costs and expenses of investing in shares of the Funds.”

Response:	The requested changes have been made.

Comment 40:	Under “Comparison of Fees and Expenses,” in the Annual Fund Operating Expenses table, add line items to the current expenses shown for the Acquiring Fund and the Target Fund that reflect (1) the deduction of applicable fee waivers and/or expense reimbursements and (2) total annual Fund operating expenses after application of fee waivers and/or expense reimbursements, but only to the extent that total expenses exceed the applicable fee waivers and/or expense reimbursement agreement.

Response:	The requested changes have been made.

Comment 41:	On page 6, in the “Expense examples” paragraph, in the second sentence, revise “then redeem” to “then redeem or sell.”

Response:	The requested change has been made.

Comment 42:	On page 7 under “Portfolio Turnover,” the first sentence below the table states that “the Target Fund’s and the Acquiring Fund’s portfolio turnover rate for the fiscal year ended December 31, 2022, are expected to increase significantly as a result of the Domestic Repositioning.” Please explain why both Funds’ turnover rates are expected to increase.

Response:	Effective May 1, 2022, the investment strategies and policies of the domestic mutual funds managed by Columbia Wanger Asset Management, LLC (Columbia Acorn USA, Wanger Select and Wanger Acorn (formerly, Wanger USA)) were aligned with those of Columbia Acorn Fund (see the Response to Comment 18 above). The disclosure has been revised to make clear that the impact on the Target Fund’s (Wanger Select’s) and the Acquiring Fund’s (Wanger Acorn’s) portfolio turnover rates, if any, as a result of these changes would be an increase between the years ended December 31, 2021, and 2022. There is no material additional portfolio turnover impact expected following completion of the reorganization.

Comment 43:	On page 7 under “Portfolio Turnover,” delete the following sentence: “Capital gains from such portfolio sales may result in increased distributions of net capital gain and net investment income.”

Response:	The requested change has been made.

Comment 44:	On page 9, under “Comparison of Fundamental Investment Policies,” explain why the diversification policy for Wanger Select pertains only to 50%, and not 75% of its assets as required.

Response:	The following disclosure was inadvertently omitted from, and has been added to, the Registration Statement regarding Wanger Select’s diversification: “As permitted by its fundamental policy regarding issuer concentration (which generally prohibits the Fund, with respect to 50% of its assets, from investing more than 5% of its assets in any one issuer, and which may not be changed without shareholder approval), Wanger Select became diversified effective January 31, 2012. The Fund may not resume operating in a non-diversified manner without first obtaining shareholder approval. Accordingly, with respect to 75% of its assets, the Fund may not invest more than 5% of its assets in any one issuer.”

Comment 45:	On page 15, under “Payments to Broker-Dealers and Other Financial Intermediaries,” revise the parenthetical reference “(such as a bank)” to “(such as an insurance company).”

Response:	The requested change had been made.

Comment 46:	On page 17, under “U.S. Federal Income Tax Status of the Reorganization,” either confirm that this disclosure is tailored to fact that the Target Fund and the Acquiring Fund are offered to separate accounts as underlying investments for Contracts, or so tailor the disclosure. In addition, ensure that the tax opinion filed with the WAT Registration Statement is appropriately tailored for variable annuity and insurance products.

Response:	The disclosure and the tax opinion have been so tailored.

Comment 47:	On page 22, under “Board Considerations,” revise the sixth condition so that it is in Plain English.

Response:	The requested changes have been made.

Comment 48:	On Page 27, consider whether the disclosure regarding frequent trading risk should be included or removed.

Response:	The disclosure has been removed.

* * *

If you have any questions, please contact counsel to the Registrant, Gwen Williamson (202.654.6399 or gwilliamson@perkinscoie.com) or Molly Moynihan (202.654.6254 or mmoynihan@perkinscoie.com).

Sincerely,

Ryan C. Larrenaga

Assistant Secretary